Filed by Sunset Financial Resources, Inc. pursuant to

Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Alesco Financial Trust

This filing relates to a proposed merger (the ”Merger”) of Alesco Financial Trust (“Alesco”) into a wholly-owned subsidiary of Sunset Financial Resources, Inc. (“Sunset”) pursuant to the terms of an Agreement and Plan of Merger dated as of April 27, 2006 (the “Merger Agreement”), by and among Sunset and Alesco. The Merger Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current Report on Form 8-K filed by Sunset on April 28, 2006. The Merger Agreement is incorporated by reference into this filing.

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Page 1 Supplemental Materials

Forward-Looking Statements
Information set forth in this release contains forward-looking statements, which involve a number of risks and uncertainties.  Sunset and Alesco caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained or implied in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sunset and Alesco, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-
looking statements: factors that affect the timing or ability to complete the transactions contemplated herein;
the risk that the business will not be integrated successfully; the risk that cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;
disruption from the transaction making it more difficult to maintain relationships with lenders, other counterparties, or employees; competition and its effects on pricing, spending, third-party relationships and revenues; the failure of the companies to successfully execute their business plans, gain access to additional financing, the availability of additional loan portfolios for future acquisition, continued qualification as a REIT and the cost of capital.  Additional factors that may affect future results are contained in Sunset’s filings with the SEC, which are available at the SEC’s web site www.sec.gov.  Sunset and Alesco disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Page 3 I. Transaction Overview II. Additional Materials Table of Contents

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Page 4 Transaction Overview

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Transaction Overview
Sunset will issue 1.26 shares for each Alesco share
Sunset externally managed by Cohen Brothers Management under the Interim Management
Agreement, effective April 27, 2006
Combined company to pursue Alesco’s strategy of investing in Bank and Insurance Trust
Preferred stock, Middle Market loans and Asset-Backed securities
Expected to close September/October 2006
Financial terms subject to adjustments based on performance of Peerless and East-
West loans
Adjustments:
Up to $25 million self-tender offer at $8.74 Tender Offer for Existing Sunset shares:
Key Terms and Conditions
58% Alesco / 42% Sunset
(If tender offer is fully subscribed, 65% Alesco / 35% Sunset split)
Pro-forma Ownership:
Alesco designees to constitute a majority of the combined company board Board Composition:

Expected to be accretive to
earnings within the first year of
operations
Sunset shareholders benefit from
new investment strategy in higher
yielding assets
Sunset shareholders gain access
to the management expertise and
experience of Cohen Brothers
Increases Sunset’s overall liquidity
and improves access to capital
markets
Sunset’s Rationale
Provides public stock market
liquidity to Alesco shareholders
Effectively doubles Alesco’s capital
base in a cost effective manner
Expected to be accretive to Alesco’s
current book value and earnings
within the first year
Alesco’s Rationale
Why Sunset and Alesco?

Summary of Process
Date Activity
October 2005
Special Committee engaged BAS to explore range of strategic
alternatives available to the Company
Sunset issued press release stating BAS had been retained as a
Financial Advisor to the Special Committee
November 2005
BAS contacted over 70 parties
21 parties signed CA’s
Sunset data room opened and 21 potential bidders commenced
diligence
December 2005
Initial letters of interest due
Four proposals received
January – February 2006
Peerless appraisal process
March 2006
Two final proposals received
Commenced negotiation of definitive agreement
April 28, 2006
Announced transaction

Analysis of Primary Alternatives
Liquidation
Estimated valuation per share between $8.41 and $8.98
Risk in value of commercial assets and timing of sale
To maximize value, Peerless asset might need to be placed in a liquidating trust for a period that could extend beyond one year
Approximately 50% of assets must be retained through dissolution process (+ 200 days)
Stay the
Course
Alesco
Merger
Limited access to capital
Difficult to achieve economies of scale necessary in RMBS portfolio management
Continued high G&A burden
Thin RMBS spreads produce lower ROE
Results in low earnings and dividends
Culmination of publicly announced strategic alternatives process
Reallocation of assets into a higher yielding investment model –14% ROE in Q1 06
Realize immediate benefits from G&A rationalization
Increased capital availability and shareholder liquidity
Substantial increase in dividend expected

Sunset Liquidation Analysis
Notes: Analysis excludes impact of timing on assets for purpose of the liquidation. Actual results may differ from figures presented.
(1) Based on unrealized losses of $6.8 million in securitized assets which are classified as held-to-maturity and carried at amortized historical cost.
(2) Related to trust preferred financing.
(3) Based on current employment agreements of 3x and 2x base salary severance payments for select personnel.
(4) Includes $1.5 million in estimated total D&O insurance coverage and other expenses.
Range of Values
Low High Low High
($ million) ($ million) ($ / share) ($ / share)
Unaudited Book Value  (As of 03/31/2006) $109.6 $109.6 $10.42 $10.42
Adjustments
Mark-to-Market of Securitized Loans
(1)
(6.8) (6.8) (0.65) (0.65)
Deferred Financing Fees
(2)
(0.6) (0.6) (0.06) (0.06)
Total Adjustments (7.4) (7.4) (0.71) (0.71)
Adjusted Book Value $102.2 $102.2 $9.72 $9.72
Potential Liquidation Expenses
Asset Disposition Losses / Expenses (4.7) (0.1) (0.44) (0.01)
Transaction Fees (2.6) (2.5) (0.24) (0.23)
Severance Pay
(3)
(2.7) (2.3) (0.25) (0.22)
Estimated Contract / Agreement Termination Costs (0.9) (0.9) (0.08) (0.08)
Other
(4)
(3.0) (2.0) (0.29) (0.19)
Total Liquidation Expense Adjustments (13.8) (7.8) (1.31) (0.74)
Liquidation Value After Transaction Adjustments $88.4 $94.4 $8.41 $8.98

Sunset Liquidation Considerations
C D
30 120 210 60 90 150 180
(Illustrative timeline in days)
B (1) A (1)
Board has to approve liquidation
Sell up to 50% of RMBS in orderly process and make initial dividend
30 day period to file proxy with SEC
Additional 30 to 60 day period if SEC reviews proxy
30 to 45 day consent solicitation period
2/3 of shareholders must approve measure
Once shareholder approval is received, Company must provide 20 day notice to creditors and employees prior to filing for dissolution
Company files for dissolution and then continues to exist only for wind-down
Sell remaining portion of RMBS portfolio
Commercial loans (approx. $0.75 - $1.25 / share value) would likely still be outstanding and not readily convertible into cash
Prompt disposal of Peerless loan may result in discounted valuation
To achieve full value, the asset may be placed in a liquidating trust
General uncertainty as to the timing and amount of proceeds to be realized from Peerless asset
Once liquidation of assets is complete, creditors are paid and stockholders are given 60 days to provide proof of ownership before funds can be distributed
Management needed throughout process to execute liquidation and complete filing
Incur severance expense, transaction fee, contract breakage costs and other expenses
Establish trust for potential litigation post dissolution
Process
Steps
A) (1)
B) (1)
C)
D)
E)
E
Notes:
1) Depending on circumstances existing during the applicable period, these time periods could be reduced.

Stay the Course Overview
Limited access to capital
Restart commercial lending platform or other high yielding strategy
Additional personnel required to restart commercial lending program
Access to funding for new commercial loans is limited
Continued exposure to refinancing risk
Sunset Financial Resources
Maximum Assets $1.3 bn - $1.5 bn
Maximum Leverage (multiple of equity) 12x
G&A Burden (% of equity) 7.0%
Return on Equity 3.5% - 5.1%
Estimated Annual Dividend $0.38 - $0.42
Dividend Yield (based on $8.29 share price) 4.6% - 5.1%
RELEVANT METRICS
OTHER CONSIDERATIONS

Sunset 1Q 2006
Unaudited Financial
Results
Alesco February &
March 06 Unaudited
Financial Results
($ in thousands, except per share amounts)
Net income $978 $2,394
Earnings per share - diluted:
   Earnings per share $0.09 $0.21
   Earnings per share (Sunset equivalent shares) $0.09 $0.17
   Shares outstanding 10,516,600 11,440,797
   Sunset equivalent shares 10,516,600 14,415,404
ROE (Annualized) 3.6% 14.1%
Comparison of 1st Quarter Financial Results

Sunset
RMBS
Commercial
(1)
Alesco
Return on Levered Capital 7.15% 5.70% 9.76%
Return on Unlevered Equity 5.00% 12.00% 5.94%
Gross ROE 12.15% 17.70% 15.70%
% of Total Equity Allocation 90.00% 10.00% 100.00%
Allocated Weighted ROE 10.94% 1.77%
Gross Portfolio Return on Equity 15.70%
G&A Expense (% of Equity) (1.30%)
(2)
Net ROE 14.40%
12.71%
(7.00%)
5.71%
Notes:
1) Assumes ~$30 million in total commercial loans. 3/31/06 commercial loan balance net of reserves of $15.8 million. Sunset’s access to funding for new commercial loans is limited.
2) Alesco expenses include G&A, base management fee and incentive management fees, offset by collateral management fee credit.
Illustrative Economic Models

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Note:
(1)    Alesco Comps   - Arbor(ABR), AMAC(AMC), Capital Trust(CT), Deerfield Triarc(DFR), Gramercy(GKK), iStar Financial(SFI), JER Investors Trust(JRT), Newcastle(NCT).
Stock Price Valuation of Alesco
Cohen Brothers entered the Bank Trust Preferred market in 2001 and attained a 35% market share in
2005
Two months after the initial 144A funding of Alesco on January 31, 2006:
Invested approximately $2.2 billion in targeted asset classes
Declared a $0.20 dividend for the 2 month period ending March 31, 2006
Dividend is equivalent to $1.20 per share on an annualized basis
Comparable companies currently trade with dividend yields between 7.60% and 11.00%, with an average yield of 9.05%
(1)
These comparable dividend yields imply an Alesco stock price between $10.91 and $15.79 with an average price of $13.26
(1)
At $11.00 per share, Alesco’s Book Value per share of 1.23x is in-line with comparable companies

Stock Price Valuation of Combined Company
Comparable companies currently trade with dividend yields between 7.60% and 11.00% with an average of 9.05%.
The comparable dividend yields imply a combined company stock price between $10.91 and $15.79 with an average price of
$13.26.
Applying the comparable companies book value multiples of 1.0x to 1.5x with an average of 1.33x yields a price range for the combined company of $7.61 to $11.41 with an average of $9.97.
Applicable Statistics
Valuation Factors
Note:
(1) All Pro Forma data as of 3/31/06
Combined Company
Pro Forma Book Value
(1)
$171.6 MM
Net Alesco Return on Capital 14.40%
Projected Net Income (Annualized Run Rate) $24.7 MM
Pro Forma Shares
(1)
22.2 MM
Projected Earnings Per Share (Annualized Run Rate) $1.11
Projected Dividend (Annualized Run Rate) $1.11

Average: 0.94x
1.29x
1.24x
0.90x
0.76x
0.86x
0.87x
0.83x
0.83x
0.80x
0.7 x
0.9 x
1.1 x
1.3 x
1.5 x
1.7 x
NLY RWT CMO DX SFO MFA LUM HCM ANH
Alesco Comps: Price / Book
Sunset Comps: Price / Book
Alesco Comps: Dividend Yield Sunset Comps: Dividend Yield (1)
(2)
Source: Factset and publicly filed documents as of 05/09/06. Balance Sheet figures as of 12/31/05.
Alesco and Sunset share value is based on price per share at which transaction was consummated, $11.00 and $8.74, respectively.
Alesco Comps   - Arbor(ABR), AMAC(AMC), Capital Trust(CT), Deerfield Triarc(DFR), Gramercy(GKK), iStar Financial(SFI), JER Investors Trust(JRT), KKR Financial(KFN), Newcastle(NCT).
Sunset Comps  - Annaly(NLY), Anworth(ANH), Capstead(CMO), Dynex(DX), Hanover(HCM), Luminent(LUM), MFA Mortgage(MFA), Redwood Trust(RWT).
(1) Represents most recent quarterly data and is not necessarily indicative of historical performance or representative of future performance
(2) Company currently not paying a dividend.
Selected Publicly Traded Companies Analysis
Average: 1.31x
1.64x
1.62x
1.04x
0.97x
1.40x
1.12x
1.23x
1.47x
1.08x
1.46x
0.7 x
0.9 x
1.1 x
1.3 x
1.5 x
1.7 x
GKK SFI ABR CT NCT Alesco KFN AMC JRT DFR
Average: 4.31%
17.79%
6.18%
3.17%
0.00%
0.99% 1.03%
1.37%
2.45%
2.90%
0.0%
4.0%
8.0%
12.0%
16.0%
20.0%
HCM RWT NLY MFA LUM SFO CMO ANH DX
Average: 9.13%
11.64%
10.99%
10.91%
7.41%
7.45%
7.81%
7.96%
8.55%
9.62%
10.77%
0.0%
4.0%
8.0%
12.0%
16.0%
20.0%
ABR DFR Alesco AMC NCT JRT SFI KFN GKK CT

Page 17 Additional Materials

COHEN BROS. & COMPANY

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Bank Trust
Preferred
Cohen Bros.
Financial Management
Shami J. Patel
Managing Director
Insurance Trust
Preferred
Dekania
Capital Management
Thomas Friedberg
Managing Director
ABS and MBS
Strategos
Capital Management
Alex P. Cigolle
Managing Director
Middle Market
Loans
Emporia
Capital Management
Kevin R. Braddish
Managing Director
Capital
Markets
Research
Credit Asset
Management
Sales &
Trading
Company
Management
External REIT
Manager
Cohen Brothers
Management, LLC
James J. McEntee III
CEO & President
Access to Cohen Brothers Platform

TABERNA

EMPORIA

TABERNA

TABERNA

TABERNA

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Alesco
CDO IV
$415 MM
Trust Preferred Securities
May 2004
Alesco CDO III
$363 MM
April 2004
Trust Preferred Securities
Dekania
CDO II
$400 MM
Trust Preferred Securities
Alesco CDO I
$344 MM
Trust Preferred Securities
October 2003
Alesco CDO II
$348 MM
December 2003
Trust Preferred Securities
Alesco CDO V
$365 MM
Trust Preferred Securities
September 2004
Alesco CDO IX
$683 MM
Trust Preferred Securities
December 2005
Emporia CDO I
$425MM
Leveraged Loan
October 2005
Taberna IV
$673 MM
Trust Preferred Securities
December 2005
Taberna III
$780 MM
Trust Preferred Securities
September 2005
Alesco CDO VIII
$684 MM
Trust Preferred Securities
August 2005
$690 MM
Trust Preferred Securities
April 2005
Alesco CDO VII
Taberna II
$1,044 MM
Trust Preferred Securities
June 2005
$692 MM
Trust Preferred Securities
December 2004
Alesco CDO VI Taberna I
$729 MM
Trust Preferred Securities
March 2005
$1,007 MM
High Grade ABS
June 2005
Kleros CDO I
$1,001 MM
High Grade ABS
January 2006
Kleros CDO II Alesco CDO X
$971 MM
Trust Preferred Securities
March 2006
Structured Finance Expertise
April 2004

TruPS and surplus notes are corporate bonds that combine characteristics of both debt and equity
Treated as debt for tax purposes
Treated as Tier 1 capital for regulatory purposes
Partial equity credit from rating agencies
Since the first CDO of TruPS issued by small to mid-sized banks and insurance companies in
2000, annual origination has grown to over $6 billion; $25 billion aggregate originations to date
Attractive target market for pooled TruPS origination
Over 4,700 small to mid-sized banks and thrifts with assets between $100 million and
$10 billion
Approximately 550 insurance companies with statutory capital between $10 million and
$550 million
Additional potential for significant origination activity due to refinancing of existing TruPS beginning in 2006
200 bps contraction in TruPS spreads since 2000
Cohen Brothers had 35% market share in 2005, up from 13% in 2003
Alesco – Pooled Bank and Insurance TruPS Market

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Emporia – Middle Market Leveraged Loans
Middle market loans are an attractive asset class
Mature market with total loans outstanding of approximately $1.3 trillion
(1)
Low return correlation with other asset classes
Low default rates (currently in the 1.7% range)
The typical Emporia CLO portfolio is comprised of
Middle market loans – 70%
Broadly syndicated loans – 15%
Second lien loans – 15%
The Emporia CLO structure achieves diversification, especially compared to typical CLO assets, by including broadly syndicated loans along with middle market loans
The stable return profile of senior secured loans is then balanced with higher current yields of second lien loans, which enhances the return profile of the portfolio
(1)    Source:  Standard & Poor’s.  Data as of December 31, 2004.

Cohen Brothers has managed two Kleros transactions totaling over $2 billion
Kleros CDOs are collateralized by RMBS, CMBS and ABS rated investment grade
Securities with these credit ratings have experienced low historical defaults
(1)
The collateral underlying these securities have high historical recovery rates and receive more substantial cash flow after default than comparable corporate securities
(1) Source: Moody’s Investors Service, “Default & Loss Rates of Structured Finance Securities: 1993-2004,” July 2005. Impairment is defined in the study as uncured payment defaults or securities downgraded to Ca or C. Payment defaults include shortfalls of interest or losses of principal. Impairment rates calculated using original ratings.
Kleros – Asset-Backed Securities

Mortgage Loans
Middle Market
Leveraged Loans
TruPS
Asset-Backed
Securities
Asset Class
Long-Term Financing
Collateral accumulates in third party
warehouses
8% collateral deposit recorded as
restricted cash
Interest carry plus change in value
of collateral position
Collateral accumulates in third party
warehouses
9% collateral deposit recorded as
restricted cash
Interest carry plus change in value
of collateral position
Collateral accumulates in third party
warehouses
1-1.2% collateral deposit recorded
as restricted cash
Interest carry plus change in value
of collateral position
Repo financing
Collateral held in CDO structures
Alesco intends to hold 51-55% of
the preferred equity
Collateral held in CLO structures
Alesco intends to hold 51-55% of
the preferred equity
Collateral held in CDO structures
Alesco holds 100% of the preferred
equity
Securitization
Short-Term Financing
Financing Strategy

This material is not a substitute for the proxy statement/prospectus Sunset will file with the
Securities and Exchange Commission. Investors are urged to read the proxy statement/prospectus which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by Sunset with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to sriffe@sfous.com.
Sunset, its directors, and its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Sunset and their ownership of Sunset stock is set forth in the 2005 Annual Report and Form 10K. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus for the proposed merger when it becomes available.
Additional Information About this Transaction